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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 7 2002

SEC FILE NUMBER
8-43243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Richter, Larry Lee DBA Financial Advantage Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
423 Lazy Bluff
(No. and Street)

San Antonio	TX	78216-1617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Richter 1-210-490-8877
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Marcus, Fairall, Bristol + Co., L.L.P.
(Name — *if individual, state last, first, middle name*)

6060 Surety Drive, Suite 100	El Paso	TX	79905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accounta
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

3/27/02

OATH OR AFFIRMATION

I, Larry Lee Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richter, Larry Lee DB. Financial Advantage Company, as of 31 December 2001, ~~19~~xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



ROBERT RUIZ
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 8-26-2002

Signature

Registered Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.

Table of Contents



MARCUS, FAIRALL, BRISTOL + CO., L.L.P.

INDEPENDENT AUDITOR'S REPORT

To Richter, Larry Lee
dba: Financial Advantage Co.

We have audited the accompanying statements of financial condition of Richter, Larry Lee, dba: Financial Advantage Co., (a proprietorship) as of December 31, 2001 and 2000 and the related statement of income, changes in proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richter, Larry Lee, dba: The Financial Advantage Co., as of December 31, 2001 and ~~1999~~ 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles accepted in the United states of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supporting information included in the report (shown on page 12) are presented for the purposes of additional analysis and are not a require part of the basic financial statements of Richter, Larry Lee, dba: Financial Advantage Co. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In accordance with SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3 for internal control structure, we have also issued a report dated February 15, 2002, on our consideration of The Financial Advantage Co.'s internal controls.

Marcus, Fairall, Bristol & Co. LLP

El Paso, Texas
February 15, 2002

A Firm of Certified Public Accountants
6090 Surety Drive, Suite 100 • El Paso, TX 79905 • (915) 775-1040
Facsimile:(915) 775-1849

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2001	2000
Cash/Cash Equivalents		
Cash in bank	$ 10,015	$ 6,244
Money market account (Note 3)	8,295	8,159
Total cash/cash equivalents	18,310	14,403
Property, Furniture and Equipment		
Net of Accumulated Depreciation (Note 4)	16,033	23,269
Other Assets		
Supplies Inventory (Note 5)	300	300
TOTAL ASSETS	$ 34,643	$ 37,972

LIABILITIES AND PROPRIETOR'S CAPITAL

	2001	2000
Payroll Taxes Payable	$ 677	$ 677
Proprietor's Capital	33,966	37,295
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 34,643	$ 37,972

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31,

REVENUES	2001	2000
Commissions:		
Insurance and Timing Commissions	$ 48,204	$ 107,758
Securities Commissions	121,175	192,170
Other Revenue	241	1,083
TOTAL REVENUES	169,620	301,011
EXPENSES		
Salaries	30,000	30,000
Depreciation	7,236	6,257
Other Expenses (Schedule 1)	70,939	47,244
TOTAL EXPENSES	108,175	83,501
NET INCOME	$ 61,445	$ 217,510

THE ACCOMPANYING NOTES ARE AN NTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
STATEMENTS OF CHANGES IN PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
BEGINNING BALANCE	$ 37,295	$ 92,116
Add:		
Capital Contribution	-0-	3,201
Net Income	61,445	217,510
	98,740	312,827
Deduct:		
Withdrawals	64,774	275,532
ENDING BALANCE	$ 33,966	$ 37,295

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash Flows from Operating Activities		
Net Income	$ 61,445	$ 217,510
Adjustments to Net Income:		
Depreciation	7,236	6,257
Net Cash Provided by Operating Activities	68,681	223,767
Cash Flows from Financing Activities		
Cash Contributed by proprietor	-0-	3,201
Purchase of Computer	-0-	(3,201)
Remodel Office	-0-	(4,184)
Cash Paid to Proprietor	64,774	(275,532)
Net Cash Used by Financing Activities	64,774	(279,716)
Net Increase (Decrease) in Cash	3,907	(55,949)
Cash and Cash Equivalents at Beginning of Year	14,403	70,352
Cash at End of Year	$ 18,310	$ 14,403

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
COMPUTATION OF NET CAPITAL
DECEMBER 31,

		2001		2000
Total Proprietor's Capital from Statement of Financial Condition	$	33,966	$	37,295
Deduct Non-Allowable Assets		17,443		24,656
Net Capital before Haircuts on Security Positions		16,523		12,639
Haircuts on Securities - Other		138		135
NET CAPITAL	$	16,385	$	12,504

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,

	2001	2000
Minimum Dollar Net Capital Requirements of Reporting Broker or Dealer (Note 6)	$ 5,000	$ 5,000
Excess of Net Capital		
Net Capital	$ 16,385	$ 12,504
Less: Minimum Dollar Requirement Excess Net Capital	5,000	5,000
EXCESS NET CAPITAL	$ 11,385	$ 7,504
EXCESS NET CAPITAL AT 100%	$ 16,385	$ 12,504

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
SCHEDULE FOR AGGREGATE INDEBTEDNESS COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SEE NOTE 2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:
NATURE OF BUSINESS:
The proprietor was licensed as a NASD broker-dealer on March 5, 1991.

This summary of significant accompanying policies of Richter, Larry Lee dba Financial Advantage Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the owner, who is responsible for their integrity and objectivity.

ACCOUNTING BASIS:
The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes.

PROPERTY, FURNITURE AND EQUIPMENT:
Property and equipment are stated at cost. Betterments and major renewals are capitalized and included in the property and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense.

REVENUE RECOGNITION:
Revenue is recognized as insurance and security commissions are received. Timing fees are recognized when the service is rendered. This is a consulting service performed by Mr. Richter.

INCOME TAXES:
The proprietorship is not a taxpaying entity for purposes of federal income taxes, and thus no income taxes have been recorded in the statements. Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual, federal income tax returns. The proprietor customarily makes estimated tax payments toward his personal income tax liability from his personal bank account.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUPPLEMENTAL INFORMATION IN ACCORDANCE WITH ERG 17A-5 OF THE REGULATIONS UNDER SECURDITY EXCHANGE ACT OF 1934:

Richter, Larry Lee, dba Financial Advantage Co. does not receive, acquire, or hold funds or securities for customers or margin for customers and therefore the provisions of rule 15C 3-3 are not applicable to Financial Advantage Co. Therefore, an independent review of the company's treatment of such transactions is not required.

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 - MONEY MARKET
The money market account is carried at net equity value reflecting dividends earned in the amount of $241 for the period ended November 16, 2001 and $345 for the period ending December 31, 2000. The share price was $1.00 per share at December 31, 2001.

The money market account was transferred into a variable annuity on November 16, 2000, with an additional $1,000. The value of the annuity on the last business day of December 2001and 2000, were $8,295 and $8,142, respectively, which was confirmed. The primary beneficiary of the annuity is The Financial Advantage Co. The following hair cut requirements and non-allowable cost percentages for variable annuities in the computation of net capital are as follows:

2% required hair cut after non-allowable cost
non-allowable cost:
7% contingent deferred sales charge
10% premature withdrawal penalty

The non-allowable costs amounted to $1,410 at December 31, 2001 and $1,387 at December 31, 2000.

NOTE 4 - PROPERTY, FURNITURE AND EQUIPMENT
Property, furniture and equipment consists of the following:

	Cost	Accumulated Depreciation	Estimated Useful Life
Office Furniture	$ 4,107	$ 4,107	10 Yr.
Office Equipment	22,783	20,738	5 - 7 Yr.
Office Improvements	4,184	169	39 Yr.
Automobile	21,314	13,341	5 Yr.
Professional Books	2,000	-0-	
Total	$ 54,388	38,355	

Depreciation charges to income was $7,236 for the year ended December 31, 2001, and $6,257 for the period ending December 31, 2000.

NOTE 5 - SUPPLIES INVENTORY
Supplies inventory is carried at cost.

NOTE 6 - EXCEPTIVE PROVISION UNDER RULE 15C 3-3
Under the exceptive provision of rule 15C 3-3 (K)(2)(ii) the Company's capital category has an exception of $5,000 for the year ended December 31, 2001. There were no material inadequacies.

SUPPORTING SCHEDULE

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE CO.
OTHER EXPENSES
DECEMBER 31,

	2001	2000
Advertising	$ 3,531	$ 2,586
Dues and Publications	4,306	3,313
Printing	1,201	1,338
Insurance	5,313	4,496
Computer Expense	1,883	2,273
Supply Expense	5,111	3,504
Payroll Taxes	2,298	2,296
Education Expense	670	1,710
Meals and Entertainment	-0-	128
Telephone Expense	2,145	1,885
License and Fees	9,074	8,362
Gift Expense	156	432
Postage	12,253	3,437
Repairs	652	1,533
Travel	4,193	6,850
Freight	339	750
Miscellaneous	499	284
Administrative Service Fees	107	113
Contract Labor	7,419	1,525
Legal Fees	3,100	429
Liability Insurance	821	-0-
Seminar Expense	5,868	-0-
	$ 70,939	$ 47,244



MARCUS, FAIRALL, BRISTOL + CO., L.L.P.

Larry L. Richter
Richer, Larry Lee DBA Financial Advantage Company

In planning and performing our audit of the Statement of financial condition and supplemental schedules of Richter, Larry Lee DBA Financial Advantage Company, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles accepted by the United States of America. Rule 17a-5(g)

A Firm of Certified Public Accountants
6090 Surety Drive, Suite 100 • El Paso, TX 79905 • (915) 775-1040
Facsimile:(915) 775-1849

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Marcus, Fairall, Bristol + Co. LLP

Marcus, Fairall, Bristol + Co., L.L.P.
El Paso, Texas
February 15, 2002